Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-174052
May 9, 2011

Contacts:
Cris Larson	Jennifer Williams
PDL BioPharma, Inc.	Cook Williams Communications, Inc.
775-832-8505	360-668-3701
Cris.Larson@pdl.com	jennifer@cwcomm.org

PDL BioPharma Inc. Announces Proposed $135 Million Public Offering of

New Convertible Senior Notes Due 2015

INCLINE VILLAGE, NV, May 9, 2011 – PDL BioPharma, Inc. (PDL, the Company) (NASDAQ: PDLI) today announced that it intends to offer, subject to market and other conditions, $135 million aggregate principal amount of new convertible senior notes due May 2015 under the Company’s shelf registration statement filed with the U.S. Securities and Exchange Commission (SEC) on May 9, 2011. The Company also expects to grant the underwriters a 13-day overallotment option to purchase up to an additional $20.25 million aggregate principal amount of notes on the same terms and conditions.

The notes will be senior unsecured obligations of the Company and interest will be payable semiannually. The notes may be converted, under certain circumstances, into cash and, if applicable shares of the Company’s common stock. The notes contain a net share settlement feature so that upon conversion the Company will deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and the Company’s total conversion obligation, plus shares for the remainder, if any, of the conversion obligation. The interest rate, conversion price, offering price and other terms of the notes will be determined by the Company and the underwriters.

In connection with the offering of the convertible notes, the Company expects to enter into privately negotiated convertible note hedge transactions with counterparties that may include one or more of the underwriters (and/or their respective affiliates) (the “hedge counterparties”). The convertible note hedge transactions will cover, subject to customary anti-dilution adjustments, the number of shares of the Company’s common stock that will initially underlie the convertible notes, and are intended to reduce the dilutive impact of the conversion feature of the notes on the Company’s outstanding shares of common stock. The Company also expects to enter into privately negotiated warrant transactions with the hedge counterparties initially relating to the same number of shares of the Company’s common stock. The warrant transactions could have a dilutive effect or to the extent that the market price per share of the Company common stock exceeds the applicable strike price of the warrants on any expiration date of the warrants. In addition, if the underwriters exercise their option to purchase additional notes, we expect that the number of shares underlying the convertible note hedge transactions and warrant transactions will be increased to correspond to the number of shares underlying all convertible notes, including the additional notes.

The Company has been advised that in connection with establishing their initial hedge of the convertible note hedge transactions and warrant transactions, the hedge counterparties or their affiliates expect to purchase the Company’s common stock in privately negotiated transactions and/or open market transactions and/or enter into derivative transactions with respect to the Company’s common stock concurrently with, or shortly following the pricing of the convertible notes. In addition, the hedge counterparties or their affiliates may modify their hedge positions by entering into or unwinding derivatives with respect to the Company’s common stock and/or by purchasing or selling the Company’s common stock in privately negotiated transactions and/or open market transactions following the pricing of the convertible notes (and are likely to do so during any period following a conversion of convertible notes). Any of these hedging activities could also impact the market price of the Company’s common stock.

The Company intends to use the net proceeds from this offering to pay the cost of the convertible note hedge transactions and to repurchase from time to time or redeem, at the Company’s election, the $133.5 million aggregate principal outstanding of its 2.00% Convertible Senior Notes due February 15, 2012.

BofA Merrill Lynch is acting as sole book-running manager for the offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About PDL BioPharma

PDL pioneered the humanization of monoclonal antibodies and, by doing so, enabled the discovery of a new generation of targeted treatments for cancer and immunologic diseases. PDL is focused on maximizing the value of its antibody humanization patents and related assets. The Company receives royalties on sales of a number of humanized antibody products marketed by leading pharmaceutical and biotechnology companies today based on patents which expire in late 2014.

NOTE: PDL BioPharma and the PDL BioPharma logo are considered trademarks of PDL BioPharma, Inc.

Forward-Looking Statements

This press release contains forward-looking statements. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those, express or implied, in these forward-looking statements. Factors that may cause differences between current expectations and actual results include, but are not limited to, the following:

•	The expected rate of growth in royalty-bearing product sales by PDL’s existing licensees;

•	The relative mix of royalty-bearing Genentech products manufactured and sold outside the U.S. versus manufactured or sold in the U.S.;

•	The ability of our licensees to receive regulatory approvals to market and launch new royalty-bearing products and whether such products, if launched, will be commercially successful;

•	Changes in any of the other assumptions on which PDL’s projected royalty revenues are based;

•	The outcome of pending litigation or disputes;

•	The change in foreign currency exchange rates; and

•	The failure of licensees to comply with existing license agreements, including any failure to pay royalties due.

Other factors that may cause PDL’s actual results to differ materially from those expressed or implied in the forward-looking statements in this press release are discussed in PDL’s filings with the SEC, including the “Risk Factors” section of its annual and quarterly reports filed with the SEC. PDL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in PDL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based for any reason, except as required by law, even as new information becomes available or other events occur in the future. All forward-looking statements in this press release are qualified in their entirety by this cautionary statement.

The Company has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents PDL has filed with the SEC for more complete information about PDL and this offering. You may obtain these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by calling BofA Merrill Lynch at 866-500-5408.